Exhibit 99.1

Northern Dynasty: Pebble Partnership Campaign Stokes Republican, Conservative, Business and Alaska Support for Timely, Objective and Science-Based Permitting for Alaska’s Pebble Project

VANCOUVER , BC / ACCESSWIRE / August 24, 2020 / Northern Dynasty Minerals Ltd. (TSX:NDM)(NYSE American:NAK) ("Northern Dynasty" or the "Company") said its 100%-owned US-based subsidiary Pebble Limited Partnership ("Pebble Partnership") has launched an advertising and outreach campaign targeting the Trump Administration, the Republican Party, its delegates and influencers to coincide with the Republican National Convention kicking off Tuesday.
The campaign message: ‘The current federal administration has made tremendous progress restoring objectivity, certainty, timeliness and science-based decision-making to statutory permitting. Now is NOT the time to return to Obama era politicization of regulatory reviews for major project developments.'
"We've seen a small number of unelected but high-profile conservatives suggest President Trump should put his thumb on the scale when it comes to the final step of permitting at Pebble- the ‘Record of Decision' we're expecting within weeks," said Tom Collier, Pebble Partnership CEO. "Our campaign is simply a reminder to the White House, to the conservative establishment and US business leaders that the politicization of statutory permitting processes is anathema to rebuilding America's economy, to restoring American jobs and attracting investment in job-creating projects and industries.
"Rejecting Pebble now, after 2½ years of intensive study by 11 federal, state and local regulatory agencies under the oversight of the United States Army Corps of Engineers and completion of an undeniably favorable Environmental Impact Statement ("EIS"), would mark a return to the Obama era - when national environmental groups called the shots and American workers suffered the consequences of their political power."
The Pebble Partnership has launched a targeted television advertising campaign beginning Tuesday on media outlets with significant viewership among Republicans, party delegates and their influencers in business and the conservative movement. The first campaign spot can be viewed at https://youtu.be/93e72dMPl4Y.
In addition to TV advertising, the Pebble Partnership has launched a broad-based campaign to activate all of the national Republican, conservative, business and resource development groups that have supported transparent and science-based permitting for Pebble, and railed against prior political interference from the Obama administration. Groups include: the Congressional Western Caucus, Competitive Enterprise Institute, Americans for Limited Government, Americans for Tax Reform, National Mining Association, American Energy Alliance, American Exploration and Mining Association, American Lands Council, 60+, Conservatives for Property Rights, American for Prosperity, and many others.
The Pebble Partnership also continues to reach out to its broad base of Republican and business supporters in Alaska, who have repeatedly called on the Trump Administration to support fair and predictable regulatory decision-making for major resource projects in the state. Groups include: Governor Mike Dunleavy, Republican leaders in the Alaska State Senate and House, the Alaska Republican Party, Resource Development Council for Alaska, Alaska Miners Association, Council of Alaska Producers, Alaska Chamber of Commerce, Alaska Support Industry Alliance, General Contractors of Alaska, among others.
"The number and breadth of Republican, conservative, business and pro-development voices in this country who believe America can develop her resources responsibly, and support American jobs, while producing the minerals we need for economic recovery, military and industrial security and a transition to a lower carbon future is truly overwhelming," Collier said. "All our campaign is intending to do is to remind President Trump who his real constituency is."

About Northern Dynasty Minerals Ltd.
Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership ("PLP"), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.
For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.
Ronald W. Thiessen
President & CEO
US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897
Forward Looking Information and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. These statements include statements regarding (i) the mine plan for the Pebble Project, (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the issuance of a positive Record of Decision by the US Army Corps of Engineers and the ability of the Pebble Project to secure state permits, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential partnering of the Pebble Project, and (x) the ability and timetable of NDM to develop the Pebble Project and become a leading copper, gold and molybdenum producer. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project or develop the Pebble Project. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM's estimates of mineral resources will not change, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, and (v) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the inability of NMD to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19.
The National Environment Policy Act Environmental Impact Statement process requires a comprehensive "alternatives assessment" be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that contemplated in this presentation. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.
For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com
SOURCE: Northern Dynasty Minerals Ltd.